February 10, 2011

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 10, 2010 Form 10-Q Fiscal Quarter Ended September 30, 2010 File No. 1-13718

Dear Mr. Spirgel:

This letter will confirm that MDC Partners and Melissa Hauber (Securities and Exchange Commission) have agreed that MDC Partners will submit its response to the most recent comments of the Staff of the Division of Corporation Finance on or prior to February 22, 2011.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365).

Very truly yours,

/s/ Mitchell Gendel
Mitchell Gendel
General Counsel & Corporate Secretary

Enclosures

cc:	Melissa Hauber, Securities and Exchange Commission
Miles S. Nadal, Chairman, President and Chief Executive Officer David Doft, Chief Financial Officer Michael Sabatino, Chief Accounting Officer Members of the Audit Committee MDC Partners Inc.